UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission file number: 001-41598

LAKESHORE BIOPHARMA CO., LTD

(Exact name of registrant as specified in its charter)

Building No. 2, 38 Yongda Road

Daxing Biomedical Industry Park

Daxing District, Beijing, PRC

Tel: 010-89202086

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

EXPLANATORY NOTE

On January 21, 2026, and January 22, 2026, we received the Arbitral Awards (the “Awards”) issued by the Kaifeng Arbitration Commission regarding three arbitration cases involving Liaoning Yisheng Biopharma Co., Ltd. (“Liaoning Company”) and Beijing Yisheng Biotechnology Co., Ltd. (“Beijing Company”). According to the Awards, Liaoning Company is required to pay Henan Yishengyaoye Co., Ltd. and Beijing Yisheng Xingye Technology Co., Ltd. a total principal amount of approximately RMB446 million, and other interest and miscellaneous fees totaling more than RMB36 million; Beijing Company is required to pay Beijing Yisheng Xingye Technology Co., Ltd. a principal amount of approximately RMB58.5 million, and other interest and miscellaneous fees totaling approximately RMB36 million. We dispute the claims asserted by the counterparties in the arbitrations and the validity of the arbitration results. We will vigorously challenge the Awards in all possible means in relevant tribunals. On December 12, 2024, the Shenyang Municipal Public Security Bureau has initiated an investigation into the relevant actions on the grounds of “Fraudulent Litigation” and is still actively pursuing the criminal case. As previously reported, Yi Zhang, the former chairman of the Company that the Company believes had fabricated the cases, has been listed as a criminal suspect by Chinese Public Security Authorities.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LakeShore Biopharma Co., Ltd

By:	/s/ Rachel Yu
Name:	Rachel Yu
Title:	Director and Chief Financial Officer

Date: January 29, 2026

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